CRIIMI MAE Inc.

     Re: Form 10-Q Report for the quarter ended September 30, 2001.

     Gentlemen/Ladies:

     This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.


     We have been informed that, as of July 1, 2001, CRIIMI MAE Services Limited Partnership ("the Partnership"), a wholly owned subsidiary of CRIIMI MAE Inc. ("the Company"), changed its accounting policy related to the recognition of special servicing fee revenue. The Company owns Subordinated Commercial Mortgage Backed Securities (CMBS) specially serviced by the Partnership. Special servicing fees are paid to the Partnership when mortgage loans collateralizing the CMBS are in default. Typically the Partnership is paid 25 basis points of the unpaid principal balance of the defaulted mortgage loans for as long as the loan is in default. The fees are paid to compensate the special servicer for managing and resolving the defaulted loan. Historically the Partnership has deferred special servicing fee revenue and recorded that revenue into earnings using the method consistent with the Company's policy of recognizing interest income over the life of the underlying CMBS owned by the Company on the level yield basis. The special servicing fee paid is built into the yields the Company uses to record interest income on its CMBS.

     The Partnership is now recording these special servicing fees in earnings currently. According to management, the Partnership has changed its accounting policy to recognize the special servicing fee in earnings currently as it believes this policy better matches the special servicing fee earned by CMSLP with the direct costs expended by CMSLP for special servicing the defaulted loans. The special servicing fees are paid currently by the underlying Trust (the Trust being the entity which owns the loans). The CMBS and special servicing contract are separate legal instruments or contracts. The Partnership believes this change improves the comparability of the Partnership's financial statements with the financial statements of other companies in its industry.


     A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.


     We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


     We have not audited the application of this change to the financial statements of any period subsequent to December 31, 2000. Further, we have not examined and do not express any opinion with respect to your financial statements for the three and nine months ended September 30, 2001.

     Very truly yours,



     /s/Arthur Andersen LLP
     ----------------------
     Arthur Andersen LLP